Exhibit 99.1

Canadian Solar Reports Third Quarter 2023 Results

Guelph, Ontario, November 14, 2023 – Canadian Solar Inc. (“Canadian Solar” or the “Company”) (NASDAQ: CSIQ) today announced financial results for the third quarter ended September 30, 2023.

Third Quarter Highlights

•	39% increase in solar module shipments year-over-year (“yoy”) to 8.3 GW.
•	Net revenues of $1.85 billion, with a 16.7% gross margin, and net income attributable to Canadian Solar of $0.32 per diluted share.
•	$2.6 billion e-STORAGE contracted backlog, as of November 14, 2023, of which approximately half are expected deliveries for 2024 that are likely to be meaningfully gross and net margin accretive helped by the favorable cost environment.
•	Recurrent Energy expanded its total development pipeline to 26 GWp of solar and 55 GWh of battery energy storage, as of September 30, 2023.

Dr. Shawn Qu, Chairman and CEO, commented, “We delivered solid profitability in the third quarter of 2023 with continued progress on our capacity diversification, despite lower-than-expected market demand growth due to the higher interest rate environment driving higher inventories in certain markets. We significantly ramped up our capacity in the latest N-type TOPCon cell technology, which now accounts for half of our total cell capacity and is expected to reach 60% by the end of 2023. We continued to make strategic, long-term investments in key premium markets, including the recent announcement of our 5 GW solar cell facility in Jeffersonville, Indiana, and our 5 GW solar wafer facility in Thailand, both of which will serve U.S. customers. These will complement our 5 GW solar module facility in Mesquite, Texas, which is set to start production in a few weeks. As we navigate through short-term cyclical market fluctuations, our goal remains consistent which is to build on our long-term competitive position in a rapidly growing global market and deliver sustainable value for our shareholders.”

Yan Zhuang, President of Canadian Solar’s CSI Solar subsidiary, said, “CSI Solar achieved shipment growth and healthy margin improvement in the third quarter of 2023 despite the challenging market conditions. CSI Solar’s gross and operating margins improved sequentially driven by lower manufacturing costs as we were able to achieve a higher level of vertical integration. This was notwithstanding TOPCon capacity ramp up costs incurred during the quarter, and further rapid declines in solar module prices, which led to an inventory write-down of modules in warehouses intended for certain distributed generation markets. On the utility scale storage side of the business, e-STORAGE has continued to grow, with our total contracted backlog increasing to $2.6 billion, including an impressive $520 million in additional new contracts signed since June 30, 2023. We expect to deliver at least half of these contracts in 2024, making it a record year for e-STORAGE. We strive to provide our customers with the most competitive solution in the market with our relentless focus on quality, safety, value-creation, and end-to-end execution.”

Ismael Guerrero, CEO of Canadian Solar’s Recurrent Energy subsidiary, said, “As expected, revenue in the third quarter of 2023 was sequentially lower for our Recurrent Energy business. We monetized the 18 MWp Hiroshima Suzuhari project in Japan and several smaller but collectively meaningful projects in Taiwan. Separately, it was a big quarter for our execution teams. Nearly 300 MWp of projects in the U.S. closed $312 million in financing during the quarter, both tax equity and project financing, and are currently under construction. As we continue to execute on our strategy to create and retain the value of the projects that we develop, we are shifting and adding resources to deliver an increased number of the highest quality projects in the market. We expect that this will drive growth of our base of stable, predictable, and profitable cash flows, while generating greater long-term value for shareholders.”

Dr. Huifeng Chang, Senior VP and CFO, added, “In the third quarter of 2023, we generated $1.8 billion in net revenues, a 16.7% gross margin, and net income of $0.32 per diluted share. We generated $158 million in operating cash, as we continue to prioritize cash flow generation and manage inventory levels accordingly. We ended the quarter with a cash position of nearly $3 billion, which we expect to deploy prudently in our long-term strategic growth plans.”

Third Quarter 2023 Results

Total module shipments recognized as revenues in the third quarter of 2023 were 8.3 GW, up 39% yoy and 1% qoq. Of the total, 82 MW were shipped to the Company’s own utility-scale solar power projects.

Net revenues in the third quarter of 2023 decreased 22% qoq and 4% yoy to $1.8 billion. The sequential decrease reflects lower project sales during the quarter and a decline in module average selling price (“ASP”), partially offset by higher solar module shipment volumes.

Gross profit in the third quarter of 2023 was $308 million, down 30% qoq and 15% yoy. Gross margin in the third quarter of 2023 was 16.7%, compared to 18.6% in the second quarter of 2023. The gross margin decline was primarily driven by lower margin contribution from project sales and lower module ASPs, partially offset by lower manufacturing costs.

Total operating expenses in the third quarter of 2023 were $225 million, compared to $216 million in the second quarter of 2023 and $274 million in the third quarter of 2022. The sequential increase was driven by higher transportation, TOPCon production ramp up and R&D costs, which were partially offset by a sequential reduction in share-based compensation following the successful CSI Solar IPO in the second quarter of 2023.

Depreciation and amortization charges in the third quarter of 2023 were $76 million, compared to $73 million in the second quarter of 2023 and $56 million in the third quarter of 2022. The sequential increase was primarily driven by the Company’s continued capacity expansion.

Net interest expense in the third quarter of 2023 was $11 million, compared to net interest expense of $21 million in the second quarter of 2023 and net interest income of $4 million in the third quarter of 2022. The sequential decrease in net interest expense was due to higher interest income on the Company’s cash balance.

Net foreign exchange and derivative loss in the third quarter of 2023 was $17 million, compared to a net gain of $34 million in the second quarter of 2023 and a net gain of $39 million in the third quarter of 2022. The net foreign exchange and derivative loss was mainly due to weaker Euro relative to the U.S. Dollar and hedging losses on Renminbi.

Net income attributable to Canadian Solar in the third quarter of 2023 was $22 million, or $0.32 per diluted share, compared to net income of $170 million, or $2.39 per diluted share, in the second quarter of 2023, and net income of $78 million, or $1.12 per diluted share, in the third quarter of 2022.

Net cash flow provided by operating activities in the third quarter of 2023 was $158 million, compared to $290 million in the second quarter of 2023. The sequential decrease in operating cash flow primarily resulted from lower net profit.

Total debt was $3.3 billion as of September 30, 2023, including $1,720 million, $1,381 million, and $227 million related to CSI Solar, Recurrent Energy and convertible bonds respectively. Total debt remained unchanged compared to $3.3 billion as of June 30, 2023.

Corporate Structure

The Company has two business segments: Recurrent Energy, formerly Global Energy, and CSI Solar. The two businesses operate as follows:

•	Recurrent Energy (formerly Global Energy) is one of the world’s largest clean energy project development platforms with 14 years of experience, having delivered around 9.3 GWp of solar power projects and over 3 GWh of battery storage projects. It is vertically integrated and has strong expertise in greenfield origination, development, financing, execution, operations and maintenance, and asset management.

•	CSI Solar consists of solar module and battery storage manufacturing, and delivery of total system solutions, including inverters, solar system kits and EPC (engineering, procurement, and construction) services. CSI Solar’s e-STORAGE branded battery storage business includes its utility-scale turnkey battery system solutions, as well as a small but growing residential battery storage business. These storage systems solutions are complemented with long-term service agreements, including future battery capacity augmentation services.

Recurrent Energy Segment (formerly Global Energy)

As of September 30, 2023, the Company held a leading position with a total global solar development pipeline of 26 GWp and an energy storage development pipeline of 55 GWh.

While Recurrent Energy’s business model was historically predominantly develop-to-sell, the Company has been adjusting its strategy to create greater asset value and retain greater ownership of projects in select markets to increase revenues generated through recurring income, such as power sales, operations and maintenance, and asset management income.

The business model will consist of three key drivers:

•	Operating portfolio to drive stable, diversified cash flows in growth markets with stable currencies;

•	Project sales (or asset rotations) in the rest of the world to drive cash-efficient growth model as value from project sales will help fund growth in operating assets in stable currency markets;

•	Power services through long-term operations and maintenance (“O&M”) contracts, currently with 8 GW of contracted projects, to drive stable and long-term recurring earnings and synergies with the project development platform.

Recurrent Energy is continuing to evaluate adjustments in its growth strategy to hold valuable solar and storage assets for the longer term.

Project Development Pipeline – Solar

As of September 30, 2023, Recurrent Energy’s total solar project development pipeline was 26.5 GWp, including 1.8 GWp under construction, 6.0 GWp of backlog, and 18.7 GWp of projects in advanced and early-stage pipelines, defined as follows:

•	Backlog projects are late-stage projects that have passed their risk cliff date and are expected to start construction in the next 1-4 years. A project’s risk cliff date is the date on which the project passes the last high-risk development stage and varies depending on the country where it is located. This is usually after the projects have received all the required environmental and regulatory approvals, and entered into interconnection agreements, feed-in tariff (“FIT”) arrangements and power purchase agreements (“PPAs”). A significant majority of backlog projects are contracted (i.e., have secured a PPA or FIT), and the remaining have a reasonable assurance of securing PPAs.

•	Advanced pipeline projects are mid-stage projects that have secured or have more than 90% certainty of securing an interconnection agreement.

•	Early-stage pipeline projects are early-stage projects controlled by Recurrent Energy that are in the process of securing interconnection.

While the magnitude of the Company’s project development pipeline is an important indicator of potential expanded power generation and battery storage capacity as well as potential future revenue growth, the development of projects in its pipeline is inherently uncertain. If the Company does not successfully complete the pipeline projects in a timely manner, it may not realize the anticipated benefits of the projects to the extent anticipated, which could adversely affect its business, financial condition, or results of operations. In addition, the Company’s guidance and estimates for its future operating and financial results assume the completion of certain solar projects and energy storage projects that are in its pipeline. If the Company is unable to execute on its actionable pipeline, it may miss its guidance, which could adversely affect the market price of its common shares and its business, financial condition, or results of operations.

The following table presents Recurrent Energy’s total solar project development pipeline.

Solar Project Development Pipeline (as of September 30, 2023) – MWp*
Region	In Construction	Backlog	Advanced Pipeline	Early-Stage Pipeline	Total
North America	297	127	1,841	4,710	6,975
Latin America	1,051**	1,437**	452	2,418	5,358
Europe, the Middle East, and Africa (“EMEA”)	89**	2,233	2,427	3,756	8,505
Japan	3	167	14	2	186
China	400	1,845**	-	1,000	3,245
Asia Pacific excluding Japan and China	-	187	830	1,209	2,226
Total	1,840	5,996	5,564	13,095	26,495

*All numbers are gross MWp.

**Including 671 MWp in construction and 711 MWp in backlog that are owned by or already sold to third parties.

Project Development Pipeline – Battery Energy Storage

As of September 30, 2023, Recurrent Energy’s total battery energy storage project development pipeline was 54.5 GWh, including 4.6 GWh under construction and in backlog, and 50.0 GWh of projects in advanced and early-stage pipelines.

The table below sets forth Recurrent Energy’s total battery energy storage project development pipeline.

Battery Energy Storage Project Development Pipeline (as of September 30, 2023) – MWh
Region	In Construction	Backlog	Advanced Pipeline	Early-Stage Pipeline	Total
North America	-	1,600	2,298	15,442	19,340
Latin America	-	2,205	1,000	-	3,205
EMEA	-	110	4,418	16,069	20,597
Japan	-	-	129	1,067	1,196
China	-	-	-	7,900	7,900
Asia Pacific excluding Japan and China	10	654	-	1,640	2,304
Total	10	4,569	7,845	42,118	54,542

Projects in Operation – Solar and Battery Energy Storage Power Plants (Including Unconsolidated Projects)

As of September 30, 2023, the solar power plants in operation totaled 847 MWp, with a combined estimated net resale value of approximately $740 million. The estimated net resale value is based on selling prices that Recurrent Energy is currently negotiating or comparable asset sales. Battery energy storage plants in operation totaled 594 MWh as of September 30, 2023.

Power Plants in Operation*
	North America	Latin America	Japan	China	Asia Pacific ex. Japan and China	Total
Solar (MWp)	-	684	63	91	9	847
Battery Energy Storage (MWh)	280	-	-	300	14	594

*All numbers are net MWp or MWh owned by Recurrent Energy; total gross MWp of solar projects is 1,294 MWp and total gross battery storage projects is 1,714 MWh, including volume that is already sold to third parties.

Operating Results

The following table presents select unaudited results of operations data of the Recurrent Energy segment for the periods indicated.

Recurrent Energy Segment Financial Results (In Thousands of U.S. Dollars, Except Percentages)
	Three Months Ended			Nine Months Ended
	September 30, 2023	June 30, 2023	September 30, 2022	September 30, 2023	September 30, 2022
Net revenues	63,806	360,045	100,925	443,903	747,875
Cost of revenues	46,107	201,981	53,366	260,931	602,475
Gross profit	17,699	158,064	47,559	182,972	145,400
Operating expenses	26,880	35,874	20,512	85,168	63,685
Income (loss) from operations*	(9,181)	122,190	27,047	97,804	81,715
Gross margin	27.7%	43.9%	47.1%	41.2%	19.4%
Operating margin	-14.4%	33.9%	26.8%	22.0%	10.9%

* Income (loss) from operations reflects management’s allocation and estimate as some services are shared by the Company’s two business segments.

CSI Solar Segment

Solar Modules

CSI Solar shipped 8.3 GW of solar modules to more than 70 countries in the third quarter of 2023. For the third quarter of 2023, the top five markets ranked by shipments were China, the U.S., Brazil, Spain, and Germany.

CSI Solar’s revised manufacturing capacity expansion targets are set forth below.

	Solar Manufacturing Capacity, GW*
	September 2023 Actual	December 2023 Plan	March 2024 Plan	December 2024 Plan
Ingot	20.4	20.4	20.4	50.4
Wafer	21.0	21.0	31.0	55.0
Cell	39.0	50.0	54.0	60.0
Module	51.0	57.0	58.0	61.0

*Nameplate annualized capacities at said point in time. Capacity expansion plans are subject to change without notice based on market conditions and capital allocation plans.

e-STORAGE: Battery Storage Solutions

e-STORAGE, formerly known as CSI Energy Storage, is CSI Solar’s utility-scale battery energy storage platform. e-STORAGE provides customers with competitive turnkey, integrated, utility-scale battery storage solutions, including bankable, end-to-end, utility-scale, turnkey battery storage system solutions across various applications. System performance is complemented with long-term service agreements, which include future battery capacity augmentation services and bring in long-term, stable income.

As of September 30, 2023, e-STORAGE had a total project turnkey pipeline of approximately 43 GWh, which includes both contracted and in-construction projects, as well as projects at different stages of the negotiation process. In addition, e-STORAGE had approximately 2.9 GWh of operating battery storage projects contracted under long-term service agreements, all of which were battery energy storage projects previously executed by e-STORAGE.

Between June 30, 2023 and November 14, 2023, the date of this press release, e-STORAGE signed approximately $520 million in new bookings, including contracted long-term service agreements. As of November 14, 2023, the contracted backlog, including contracted long-term service agreements, was $2.6 billion. These are signed orders with contractual obligations to customers, providing significant earnings visibility over a multi-year period.

The table below sets forth e-STORAGE’s manufacturing capacity expansion targets.

Battery Storage Manufacturing Capacity, GWh*	September 2023 Actual	December 2023 Plan	December 2024 Plan
SolBank	8.0	10.0	20.0

*Nameplate annualized capacities at said point in time. Capacity expansion plans are subject to change without notice based on market conditions and capital allocation plans.

Operating Results

The following table presents select unaudited results of operations data of the CSI Solar segment for the periods indicated.

CSI Solar Segment Financial Results* (In Thousands of U.S. Dollars, Except Percentages)
	Three Months Ended			Nine Months Ended
	September 30, 2023	June 30, 2023	September 30, 2022	September 30, 2023	September 30, 2022
Net revenues	1,805,507	2,013,993	1,973,163	5,529,230	4,999,567
Cost of revenues	1,506,334	1,726,154	1,632,518	4,626,609	4,193,438
Gross profit	299,173	287,839	340,645	902,621	806,129
Operating expenses	172,409	168,455	243,667	487,015	614,860
Income from operations	126,764	119,384	96,978	415,606	191,269
Gross margin	16.6%	14.3%	17.3%	16.3%	16.1%
Operating margin	7.0%	5.9%	4.9%	7.5%	3.8%

*Include effects of both sales to third-party customers and to the Company’s Recurrent Energy segment. Please refer to the attached financial tables for intercompany transaction elimination information. Income from operations reflects management’s allocation and estimate as some services are shared by the Company’s two business segments.

The table below provides the geographic distribution of the net revenues of CSI Solar:

CSI Solar Net Revenues Geographic Distribution* (In Millions of U.S. Dollars, Except Percentages)
	Q3 2023	% of Net Revenues	Q2 2023	% of Net Revenues	Q3 2022	% of Net Revenues
Asia	715	40	722	36	669	37
Americas	630	35	716	36	650	35
Europe and others	437	25	566	28	512	28
Total	1,782	100	2,004	100	1,831	100

*Excludes sales from CSI Solar to Recurrent Energy.

Business Outlook

The Company’s business outlook is based on management’s current views and estimates given factors such as existing market conditions, order book, production capacity, input material prices, foreign exchange fluctuations, the anticipated timing of project sales, and the global economic environment. This outlook is subject to uncertainty with respect to, among other things, customer demand, project construction and sale schedules, product sales prices and costs, supply chain constraints, and geopolitical conflicts. Management’s views and estimates are subject to change without notice.

For the fourth quarter of 2023, the Company expects total revenue to be in the range of $1.6 billion to $1.8 billion. Gross margin is expected to be between 14% and 16%. Total module shipments recognized as revenues by CSI Solar are expected to be in the range of 7.6 GW to 8.1 GW, including approximately 95 MW to the Company’s own projects. Total battery energy storage shipments by CSI Solar in the fourth quarter are expected to be in the range of 1.4 GWh to 1.5 GWh, of which approximately 720 MWh are expected to generate revenues in early 2024.

For the full year of 2024, the Company expects total module shipments to be in the range of 42 GW to 47 GW and total battery energy storage shipments in the range of 6.0 GWh to 6.5 GWh, including approximately 2 GW and 2.5 GWh respectively to the Company’s own projects.

Dr. Shawn Qu, Chairman and CEO, commented, “We are very excited about our long-term growth prospects and competitive position, which we are further strengthening with our strategic expansion in the U.S. While margins are expected to rebalance over the next couple of quarters driven by further destocking in the distributed generation channels, we see significant pent-up demand due to lower equipment costs and higher and more volatile energy prices, especially once markets successfully adapt to a higher cost of capital environment. We expect e-STORAGE to remain one of our fastest growing businesses with improved profitability, as we anticipate to more than triple the shipments of our utility-scale energy storage solution next year and gain market share in the global energy storage segment.”

Recent Developments

On October 11, 2023, Canadian Solar announced it had been awarded the “Sustainability Reporting of the Year – Global” as part of Environmental Finance’s 2023 Sustainable Company Awards. This award recognized Canadian Solar’s efforts in providing transparent, comparable, and comprehensive sustainability reporting which enables its stakeholders to better understand the Company’s strategy, commitments, and progress towards achieving its sustainability goals.

Recurrent Energy (formerly Global Energy)

On October 17, 2023, Canadian Solar announced the successful placement of JPY18.5 billion green bonds. Goldman Sachs Japan Co., Ltd., was the lead arranger and sole book runner with the domestic bond investors. The private placement has a 3-year tenor with a mix of both semi-annual fixed (1.82% p.a.) and floating (circa 1.49% p.a.) coupons. The Japan Credit Rating Agency, Ltd. ("JCR") has assigned this structured bond with an investment grade rating of "A-". JCR certified the issuer with the highest Green 1 rating under the Japanese Green Bond guidelines. Orix Bank Corporation had been appointed as the trustee.

On September 28, 2023, Canadian Solar announced it completed the sale of its 17.5 MWp Hiroshima Suzuhari operational solar project located in Hiroshima prefecture in Japan to a private Japanese fund. The project had been owned by the Japan Green Infrastructure Fund (“JGIF”) since 2021 and was financed through the issuance of a Green Project Bond with an investment grade rating. Importantly, it was certified with the highest Green 1 rating under the Japanese Green Bond guidelines.

On September 19, 2023, Canadian Solar announced its wholly owned subsidiary Recurrent Energy closed project financing for its 134 MW (100 MWac) Liberty Solar project. Rabobank, Nord LB, and U.S. Bank will provide construction debt, a letter of credit facility and a term facility, totaling $120 million. U.S. Bancorp Impact Finance, a subsidiary of U.S. Bank, will provide the tax equity totaling $80 million. The project is currently under construction in Liberty County, Texas and is expected to commence operation in 2024. Recurrent Energy had secured a power purchase agreement for 100% of the project’s production capacity via an aggregated virtual power purchase agreement.

On August 31, 2023, Canadian Solar announced its wholly owned subsidiary Recurrent Energy secured $112 million in project financing for its 160 MW (120 MWac) North Fork Solar project in Oklahoma. The project is expected to be operational in 2024 and Recurrent Energy will own and operate the project through its power services business. North Fork Solar represents Recurrent Energy’s first project in Oklahoma and first project in the Southwest Power Pool (SPP).

CSI Solar

On November 9, 2023, Canadian Solar announced the establishment of a 5 GW solar PV wafer production facility in Chonburi, Thailand. Production of the facility is planned to begin in March 2024. The solar wafers produced at this facility will initially be used at the existing Thailand TOPCon cell manufacturing plant in the same location. From 2025 onwards and once the previously announced 5 GW U.S. cell factory in Jeffersonville, Indiana, becomes fully operational, these wafers will be used as inputs to Indiana cell factory.

On October 30, 2023, Canadian Solar announced the establishment of a 5 GW solar PV cell production facility at the River Ridge Commerce Center in Jeffersonville, Indiana. The Jeffersonville facility represents a projected investment of more than $800 million and is expected to create approximately 1,200 skilled high-tech jobs once production is fully ramped up. The solar cells produced at this facility will be used at the previously announced 5 GW module assembly plant in Mesquite, Texas. Production at the Jeffersonville facility is expected to begin by the end of 2025.

On October 26, 2023, Canadian Solar announced e-STORAGE, which is part of its majority-owned subsidiary CSI Solar, was awarded a supply and integration contract for 1 GWh DC of energy storage solutions for DEPCOM Power, Inc. and DEPCOM’s customer, Tucson Electric Power, in Arizona.

On September 20, 2023, Canadian Solar announced it successfully finalized approximately 4 GW of solar module contracts during the 2023 RE+ show in Las Vegas. The contracts are expected to be serviced by both its upcoming Texas factory and its expanded Thailand module factory.

On September 11, 2023, Canadian Solar announced it received the “Canadian Solar TOPCon Technology Review Report” from DNV, an esteemed independent third-party expert in product certification, risk management, and assurance. Canadian Solar’s TOPCon 210 mm and 182 mm cell-based bifacial modules have been considered by DNV as having high reliability and low LCOE, reinforcing the economic viability of Canadian Solar’s advanced technology.

Conference Call Information

The Company will hold a conference call on Tuesday, November 14, 2023, at 8:00 a.m. U.S. Eastern Time (9:00 p.m., Tuesday, November 14, 2023, in Hong Kong) to discuss its third quarter 2023 results and business outlook. The dial-in phone number for the live audio call is +1-877-704-4453 (toll-free from the U.S.), 800 965 561 (from Hong Kong), +86 400 120 2840 (local dial-in from Mainland China) or +1-201-389-0920 from international locations. The conference ID is 13742223. A live webcast of the conference call will also be available on the investor relations section of Canadian Solar's website at www.canadiansolar.com.

A replay of the call will be available approximately 3 hours after the conclusion of the call until 11:00 p.m. U.S. Eastern Time on Tuesday, November 28, 2023 (12:00 p.m. November 29, 2023, in Hong Kong) and can be accessed by dialing +1-844-512-2921 (toll-free from the U.S.) or +1-412-317-6671 from international locations. The replay pin number is 13742223. A webcast replay will also be available on the investor relations section of Canadian Solar's at www.canadiansolar.com.

About Canadian Solar Inc.

Canadian Solar was founded in 2001 in Canada and is one of the world’s largest solar technology and renewable energy companies. It is a leading manufacturer of solar photovoltaic modules, provider of solar energy and battery storage solutions, and developer of utility-scale solar power and battery storage projects with a geographically diversified pipeline in various stages of development. Over the past 22 years, Canadian Solar has successfully delivered over 110 GW of premium-quality, solar photovoltaic modules to customers across the world. Likewise, since entering the project development business in 2010, Canadian Solar has developed, built, and connected around 9.3 GWp of solar power projects and over 3 GWh of battery storage projects across the world. Currently, the Company has around 850 MWp of solar power projects in operation, 7.8 GWp of projects under construction or in backlog (late-stage), and an additional 18.7 GWp of projects in advanced and early-stage pipeline. In addition, the Company has a total battery storage project development pipeline of approximately 55 GWh, including approximately 5 GWh under construction or in backlog, and an additional 50 GWh at advanced and early-stage development. Canadian Solar is one of the most bankable companies in the solar and renewable energy industry, having been publicly listed on the NASDAQ since 2006. For additional information about the Company, follow Canadian Solar on LinkedIn or visit www.canadiansolar.com.

Safe Harbor/Forward-Looking Statements

Certain statements in this press release, including those regarding the Company’s expected future shipment volumes, revenues, gross margins, and project sales are forward-looking statements that involve a number of risks and uncertainties that could cause actual results to differ materially. These statements are made under the “Safe Harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by such terms as “believes,” “expects,” “anticipates,” “intends,” “estimates,” the negative of these terms, or other comparable terminology. Factors that could cause actual results to differ include general business, regulatory and economic conditions and the state of the solar and battery storage market and industry; geopolitical tensions and conflicts, including impasses, sanctions and export controls; volatility, uncertainty, delays and disruptions related to global pandemics; supply chain disruptions; governmental support for the deployment of solar power; future available supplies of high-purity silicon; demand for end-use products by consumers and inventory levels of such products in the supply chain; changes in demand from significant customers; changes in demand from major markets such as Japan, the U.S., China, Brazil and Europe; changes in effective tax rates; changes in customer order patterns; changes in product mix; changes in corporate responsibility, especially environmental, social and governance (“ESG”) requirements; capacity utilization; level of competition; pricing pressure and declines in or failure to timely adjust average selling prices; delays in new product introduction; delays in utility-scale project approval process; delays in utility-scale project construction; delays in the completion of project sales; the pipeline of projects and timelines related to them; the ability of the parties to optimize value of that pipeline; continued success in technological innovations and delivery of products with the features that customers demand; shortage in supply of materials or capacity requirements; availability of financing; exchange and inflation rate fluctuations; litigation and other risks as described in the Company’s filings with the Securities and Exchange Commission, including its annual report on Form 20-F filed on April 18, 2023. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, it cannot guarantee future results, level of activity, performance, or achievements. Investors should not place undue reliance on these forward-looking statements. All information provided in this press release is as of today’s date, unless otherwise stated, and Canadian Solar undertakes no duty to update such information, except as required under applicable law.

FINANCIAL TABLES FOLLOW

The following tables provide unaudited select financial data for the Company’s CSI Solar and Recurrent Energy businesses.

	Select Financial Data – CSI Solar and Recurrent Energy
	Three Months Ended and As of September 30, 2023 (In Thousands of U.S. Dollars, Except Percentages)
	CSI Solar	Recurrent Energy	Elimination and unallocated items (1)	Total
Net revenues	$1,805,507	$63,806	$(23,028)	$1,846,285
Cost of revenues	1,506,334	46,107	(14,160)	1,538,281
Gross profit	299,173	17,699	(8,868)	308,004
Gross margin	16.6%	27.7%	—	16.7%
Income from operations (2)	$126,764	$(9,181)	$(34,567)	$83,016

Supplementary Information:
Interest expense (3)	$(15,139)	$(13,009)	$(1,801)	$(29,949)
Interest income (3)	15,601	2,972	4	18,577

Cash and cash equivalents	$1,557,193	$358,926	$4,948	$1,921,067
Restricted cash – current and noncurrent	1,061,655	10,310	—	1,071,965
Non-recourse borrowings	—	315,472	—	315,472
Other short-term and long-term borrowings	1,551,866	910,530	—	2,462,396
Green bonds	—	154,602	—	154,602

	Select Financial Data – CSI Solar and Recurrent Energy
	Nine Months Ended September 30, 2023 (In Thousands of U.S. Dollars, Except Percentages)
	CSI Solar	Recurrent Energy	Elimination and unallocated items (1)	Total
Net revenues	$5,529,230	$443,903	$(61,544)	$5,911,589
Cost of revenues	4,626,609	260,931	(42,530)	4,845,010
Gross profit	902,621	182,972	(19,014)	1,066,579
Gross margin	16.3%	41.2%	—	18.0%
Income from operations (2)	$415,606	$97,804	$(60,667)	$452,743

Supplementary Information:
Interest expense (3)	$(44,560)	$(30,899)	$(5,393)	$(80,852)
Interest income (3)	29,628	6,329	32	35,989

	Select Financial Data – CSI Solar and Recurrent Energy
	Three Months Ended and As of September 30, 2022 (In Thousands of U.S. Dollars, Except Percentages)
	CSI Solar	Recurrent Energy	Elimination and unallocated items (1)	Total
Net revenues	$1,973,163	$100,925	$(141,609)	$1,932,479
Cost of revenues	1,632,518	53,366	(115,971)	1,569,913
Gross profit	340,645	47,559	(25,638)	362,566
Gross margin	17.3%	47.1%	—	18.8%
Income from operations (2)	$96,978	$27,047	$(35,358)	$88,667

Supplementary Information:
Interest expense (3)	$(14,736)	$(2,535)	$(1,789)	$(19,060)
Interest income (3)	20,798	2,083	19	22,900

	Select Financial Data – CSI Solar and Recurrent Energy
	Nine Months Ended September 30, 2022 (In Thousands of U.S. Dollars, Except Percentages)
	CSI Solar	Recurrent Energy	Elimination and unallocated items (1)	Total
Net revenues	$4,999,567	$747,875	$(250,428)	$5,497,014
Cost of revenues	4,193,438	602,475	(213,406)	4,582,507
Gross profit	806,129	145,400	(37,022)	914,507
Gross margin	16.1%	19.4%	—	16.6%
Income from operations (2)	$191,269	$81,715	$(52,685)	$220,299

Supplementary Information:
Interest expense (3)	$(39,141)	$(9,570)	$(5,360)	$(54,071)
Interest income (3)	27,655	3,654	19	31,328

(1) Includes inter-segment elimination, and unallocated corporate items not considered part of management’s evaluation of business segment operating performance.

(2) Income from operations reflects management’s allocation and estimate as some services are shared by the Company’s two business segments.

(3) Represents interest expenses payable to and interest income earned from third parties.

	Select Financial Data - CSI Solar and Recurrent Energy
	Three Months Ended September 30, 2023	Three Months Ended June 30, 2023	Three Months Ended September 30, 2022

	(In Thousands of U.S. Dollars)
CSI Solar Revenues:
Solar modules	$1,520,716	$1,722,687	$1,578,695
Solar system kits	184,404	216,867	139,091
Battery storage solutions	19,575	14,889	85,158
EPC and others	57,784	49,535	28,610
Subtotal	1,782,479	2,003,978	1,831,554
Recurrent Energy Revenues:
Solar and battery storage projects	34,541	338,487	84,725
O&M and asset management services	14,374	13,408	9,996
Electricity sales and others	14,891	8,150	6,204
Subtotal	63,806	360,045	100,925
Total net revenues	$1,846,285	$2,364,023	$1,932,479

	Select Financial Data - CSI Solar and Recurrent Energy
	Nine Months Ended September 30, 2023	Nine Months Ended September 30, 2022

	(In Thousands of U.S. Dollars)
CSI Solar Revenues:
Solar modules	$4,698,279	$3,892,235
Solar system kits	534,858	380,312
Battery storage solutions	49,274	405,816
EPC and others	185,275	70,776
Subtotal	5,467,686	4,749,139
Recurrent Energy Revenues:
Solar and battery storage projects	377,649	703,173
O&M and asset management services	36,469	25,689
Electricity sales and others	29,785	19,013
Subtotal	443,903	747,875
Total net revenues	$5,911,589	$5,497,014

Canadian Solar Inc.
Unaudited Condensed Consolidated Statements of Operations
(In Thousands of U.S. Dollars, Except Share and Per Share Data)

	Three Months Ended			Nine Months Ended
	September 30,	June 30,	September 30,	September 30,	September 30,
	2023	2023	2022	2023	2022
Net revenues	$1,846,285	$2,364,023	$1,932,479	$5,911,589	$5,497,014
Cost of revenues	1,538,281	1,923,449	1,569,913	4,845,010	4,582,507
Gross profit	308,004	440,574	362,566	1,066,579	914,507

Operating expenses:
Selling and distribution expenses	99,766	87,686	165,751	275,823	432,613
General and administrative expenses	114,033	139,571	102,192	332,252	252,922
Research and development expenses	28,897	23,137	17,885	69,341	49,215
Other operating income, net	(17,708)	(33,943)	(11,929)	(63,580)	(40,542)
Total operating expenses	224,988	216,451	273,899	613,836	694,208

Income from operations	83,016	224,123	88,667	452,743	220,299
Other income (expenses):
Interest expense	(29,949)	(30,455)	(19,060)	(80,852)	(54,071)
Interest income	18,577	9,456	22,900	35,989	31,328
Gain (loss) on change in fair value of derivatives, net	(4,291)	(23,775)	12,189	(20,465)	(17,418)
Foreign exchange gain (loss), net	(13,175)	57,532	26,884	23,497	66,079
Investment income (loss), net	2,332	1,955	(3,230)	12,667	(1,770)
Total other income (expenses)	(26,506)	14,713	39,683	(29,164)	24,148

Income before income taxes and equity in earnings of affiliates	56,510	238,836	128,350	423,579	244,447
Income tax benefit (expense)	10,583	(46,019)	(28,955)	(64,151)	(51,503)
Equity in earnings (losses) of affiliates	(4,624)	4,719	2,847	7,406	6,787
Net income	62,469	197,536	102,242	366,834	199,731

Less: Net income attributable to non-controlling interests	40,578	27,566	23,777	91,261	37,597

Net income attributable to Canadian Solar Inc.	$21,891	$169,970	$78,465	$275,573	$162,134

Earnings per share - basic	$0.33	$2.62	$1.22	$4.23	$2.52
Shares used in computation - basic	66,010,484	64,912,928	64,494,260	65,152,583	64,263,616
Earnings per share - diluted	$0.32	$2.39	$1.12	$3.88	$2.33
Shares used in computation - diluted	72,934,082	71,689,925	71,402,769	72,073,501	71,137,128

Canadian Solar Inc.

Unaudited Condensed Consolidated Statement of Comprehensive Income (Loss)

(In Thousands of U.S. Dollars)

	Three Months Ended			Nine Months Ended
	September 30,	June 30,	September 30,	September 30,	September 30,
	2023	2023	2022	2023	2022
Net Income	$62,469	$197,536	$102,242	$366,834	$199,731
Other comprehensive income (loss):
Foreign currency translation adjustment	(29,294)	(68,507)	(104,581)	(74,551)	(223,437)
Gain (loss) on changes in fair value of available-for-sale debt securities, net of tax	121	(1,050)	369	(590)	598
Gain (loss) on interest rate swap, net of tax	1,869	(67)	332	1,697	682
Share of gain on changes in fair value of derivatives of affiliate, net of tax	8,297	503	2,255	8,190	2,255
Comprehensive income (loss)	43,462	128,415	617	301,580	(20,171)
Less: comprehensive income attributable to non-controlling interests	44,653	3,690	6,547	73,505	3,714
Comprehensive income (loss) attributable to Canadian Solar Inc.	$(1,191)	$124,725	$(5,930)	$228,075	$(23,885)

Canadian Solar Inc.
Unaudited Condensed Consolidated Balance Sheets
(In Thousands of U.S. Dollars)

	September 30,	December 31,
	2023	2022
ASSETS
Current assets:
Cash and cash equivalents	$1,921,067	$981,434
Restricted cash	1,064,748	978,116
Accounts receivable trade, net	1,014,823	970,950
Accounts receivable, unbilled	67,470	57,770
Amounts due from related parties	65,949	48,614
Inventories	1,432,372	1,524,095
Value added tax recoverable	151,727	158,773
Advances to suppliers, net	297,925	253,484
Derivative assets	10,576	17,516
Project assets	325,904	385,964
Prepaid expenses and other current assets	278,216	267,941
Total current assets	6,630,777	5,644,657
Restricted cash	7,217	9,953
Property, plant and equipment, net	2,569,471	1,826,643
Solar power systems, net	686,983	364,816
Deferred tax assets, net	265,766	229,226
Advances to suppliers, net	123,783	65,352
Investments in affiliates	177,947	115,784
Intangible assets, net	13,828	17,530
Project assets	419,537	438,529
Right-of-use assets	203,710	103,600
Amounts due from related parties	35,422	33,489
Other non-current assets	265,789	187,549
TOTAL ASSETS	$11,400,230	$9,037,128

Canadian Solar Inc.
Unaudited Condensed Consolidated Balance Sheets (Continued)
(In Thousands of U.S. Dollars)

	September 30,	December 31,
	2023	2022
Current liabilities:
Short-term borrowings	$1,706,076	$1,443,816
Accounts payable	918,818	805,300
Short-term notes payable	1,269,058	1,493,399
Amounts due to related parties	4,913	89
Other payables	916,141	853,040
Advances from customers	347,384	334,943
Derivative liabilities	7,362	25,359
Operating lease liabilities	14,775	9,810
Other current liabilities	528,091	293,012
Total current liabilities	5,712,618	5,258,768
Long-term borrowings	1,071,792	813,406
Convertible bonds and green bonds	381,660	257,615
Liability for uncertain tax positions	5,730	5,730
Deferred tax liabilities	67,625	66,630
Operating lease liabilities	91,582	25,714
Other non-current liabilities	447,807	302,571
TOTAL LIABILITIES	7,778,814	6,730,434
Equity:
Common shares	835,543	835,543
Additional paid-in capital	287,020	1,127
Retained earnings	1,551,093	1,275,520
Accumulated other comprehensive loss	(179,654)	(170,551)
Total Canadian Solar Inc. shareholders’ equity	2,494,002	1,941,639
Non-controlling interests	1,127,414	365,055
TOTAL EQUITY	3,621,416	2,306,694
TOTAL LIABILITIES AND EQUITY	$11,400,230	$9,037,128

Canadian Solar Inc.
Unaudited Condensed Statements of Cash Flows
(In Thousands of U.S. Dollars)

	Three Months Ended			Nine Months Ended
	September 30,	June 30,	September 30,	September 30,	September 30,
	2023	2023	2022	2023	2022
Operating Activities:
Net income	$62,469	$197,536	$102,242	$366,834	$199,731
Adjustments to reconcile net income to net cash provided by operating activities	81,295	190,634	86,883	339,667	260,827
Changes in operating assets and liabilities	14,123	(98,611)	(120,473)	(211,883)	60,657
Net cash provided by operating activities	157,887	289,559	68,652	494,618	521,215

Investing Activities:
Purchase of property, plant and equipment	(305,278)	(283,065)	(127,385)	(821,375)	(363,014)
Purchase of solar power systems	(79,527)	(36,329)	(108)	(225,722)	(209)
Other investing activities	(99,935)	(17,927)	(8)	(128,945)	(10,833)
Net cash used in investing activities	(484,740)	(337,321)	(127,501)	(1,176,042)	(374,056)

Financing Activities:
Net proceeds from subsidiary’s public offering of ordinary shares	124,252	803,645	-	927,897	-
Other financing activities	(24,526)	547,492	176,211	902,715	616,565
Net cash provided by financing activities	99,726	1,351,137	176,211	1,830,612	616,565
Effect of exchange rate changes	(29,980)	(128,769)	(111,151)	(125,659)	(243,441)
Net increase (decrease) in cash, cash equivalents and restricted cash	(257,107)	1,174,606	6,211	1,023,529	520,283
Cash, cash equivalents and restricted cash at the beginning of the period	$3,250,139	$2,075,533	$1,948,354	$1,969,503	$1,434,282
Cash, cash equivalents and restricted cash at the end of the period	$2,993,032	$3,250,139	$1,954,565	$2,993,032	$1,954,565